Exhibit 99.1

FDA Grants Fast Track Designation for Intellipharmaceutics Rexista™ Oxycodone XR Incorporating PODRAS™ Technology

TORONTO, May 26, 2015 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that the United States Food and Drug Administration ("FDA") has reviewed the Company’s request for Fast Track designation for its abuse deterrent Rexista™ Oxycodone XR (Oxycodone HCl) extended-release tablets development program incorporating its Paradoxical OverDose Resistance Activating System (“PODRAS™”) and has concluded that it meets the criteria for Fast Track designation.

Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. This could potentially result in accelerated approval for Rexista™ Oxycodone XR thereby making it available to patients earlier than would be traditionally possible.

In March 2015, the Company requested Fast Track designation for its novel, and potentially first-in-class, Rexista™ Oxycodone XR abuse deterrent oxycodone hydrochloride extended release tablets incorporating its PODRAS™ technology platform.  A basis for the request was that Rexista™ Oxycodone XR has the potential to address an unmet medical need, namely the prevention, deterrence or reduction of the abuse of oxycodone HCl extended release solid oral dosage forms involving the deliberate or inadvertent oral ingestion of more intact pills or tablets than prescribed to achieve a feeling of euphoria. This is a very common and serious form of drug abuse.

Rexista™ Oxycodone XR is intended for the management of moderate to severe pain when a continuous, around-the-clock analgesic is needed for an extended period of time. Such medications are considered important in the treatment of chronic pain, but have the potential for abuse.

“We are pleased with the grant by the FDA of Fast Track status for Rexista™ Oxycodone XR incorporating our proprietary PODRAS™ technology which is being formulated to decrease the ‘liking’ of dose escalation and decrease or delay the attendant risk of respiratory depression in drug-naive individuals. The development of this product candidate could, if successful, decrease the desirability of taking more intact tablets than prescribed, potentially addressing an unmet need and possibly resulting in fewer accidental or intentional deaths,” stated Dr. Isa Odidi, CEO and co-founder of Intellipharmaceutics. “To the best of our knowledge, no other product currently approved for sale in the U.S. or Canada has demonstrated this potential.”

There can be no assurance that the Company will, as a result of the Fast Track designation for Rexista™ Oxycodone XR, experience a faster development process or review, compared to conventional FDA standards, or that the Company’s Rexista™ Oxycodone XR product candidate will be approved at all, or that it will ever be successfully commercialized.

About Rexista™ Oxycodone XR incorporating PODRAS™

The Company’s Rexista™ Oxycodone XR product candidate has been further enhanced with its proprietary PODRAS™ delivery technology intended to reduce the likelihood of oral abuse when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ Oxycodone XR suggest that if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected.

Details on the FDA Fast Track program can be found in the link below:

http://www.fda.gov/AboutFDA/CentersOffices/OfficeofMedicalProductsandTobacco/CBER/ucm122932.htm

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Applications  filed with the FDA (and one Abbreviated New Drug Submission filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has New Drug Application 505(b)(2) product candidates in its development pipeline. These include Rexista™ Oxycodone XR, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

    Company Contact:
    Intellipharmaceutics International Inc.
    Domenic Della Penna
    Chief Financial Officer
    416-798-3001 ext 106
    investors@intellipharmaceutics.com

    Investor Contact:
    ProActive Capital
    Kirin Smith
    646-863-6519
    ksmith@proactivecapital.com